Filed by BCE Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bell Aliant Inc.

Commission File No.: 333-198160

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE completes next step of Bell Aliant privatization

•	81.2% of Bell Aliant publicly held common shares and 72.7% of Bell Aliant preferred shares tendered
•	Immediate take-up of tendered shares and payment by September 24
•	Common Share Offer extended until 5:00 pm Eastern on October 2 to allow remaining Bell Aliant common shareholders to tender
•	Completion of privatization expected on or about October 31

MONTRÉAL and HALIFAX, Sept. 22, 2014 —BCE Inc. (TSX : BCE) (NYSE : BCE) and Bell Aliant Inc. (TSX : BA) today announced the successful completion of the initial phase of BCE’s offers to purchase all outstanding Bell Aliant publicly held common shares and to exchange all outstanding Bell Aliant preferred shares.

CST Trust Company, the depository for the offers, reported that, as of 5:00 pm Eastern on September 19, 2014, a total of 103,486,954 Bell Aliant common shares, representing approximately 81.2% of the outstanding publicly held common shares, had been validly tendered to BCE’s offer and not withdrawn. BCE has taken up and expects to pay for such shares on September 24, 2014, at which time pro-ration information related to the cash and share alternatives will be available at BCE.ca/Investors/shareholder-info/bell-aliant-privatization.

As all conditions of the common share offer have been satisfied, and all regulatory approvals have been received, BCE’s privatization of Bell Aliant is expected to close on or about October 31, 2014.

CST Trust Company also reported that, as of 5:00 pm Eastern on September 19, 2014, a total of 18,388,857 preferred shares of Bell Aliant Preferred Equity Inc. (TSX: BAF) (Prefco), representing approximately 72.7% of the outstanding preferred shares, had been validly tendered to BCE’s offer and not withdrawn. As all conditions of the preferred share offer have been satisfied, the BCE preferred shares exchanged for tendered Prefco preferred shares are expected to be issued on September 24, 2014 and to commence trading on the Toronto Stock Exchange at the open of trading on the next day.

Additionally, BCE has extended the common share offer, in accordance with its terms, to 5:00 pm Eastern on October 2, 2014 in order to enable holders of common shares who have not yet tendered to deposit their shares to the offer prior to the completion of the privatization of Bell Aliant. BCE expects to take up and accept for payment all common shares tendered in the extension and deposit payment for such shares with CST Trust Company on or before October 7, 2014. Holders of common shares who have validly deposited and not withdrawn their shares do not need to take any further action to accept the offers.

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If at least 90% of the publicly held common shares of Bell Aliant are tendered to the offer following its extension, BCE intends to acquire the balance of the common shares not tendered through compulsory acquisition on or about October 31, 2014, as described in the offer and circular dated August 14, 2014. If less than 90% of the publicly held common shares are tendered by October 2, 2014, BCE intends to effect, and will hold sufficient votes to approve, a subsequent acquisition transaction to acquire the remaining common shares at a meeting of Bell Aliant shareholders to be held on October 31, 2014. BCE also intends to effect, and will hold sufficient votes to approve (at a meeting of Prefco shareholders to be held on October 31, 2014), a subsequent acquisition transaction to acquire the remaining preferred shares.

Holders of common shares who have not yet tendered are urged to tender their shares before the offers expire at 5:00 pm Eastern on October 2, 2014 in order to receive payment for their shares on or before October 7, 2014 instead of after October 31, 2014. In addition, the tax treatment of holders of common shares resident in Canada may be less favourable under a subsequent acquisition transaction than under the offer. Holders of common shares who have not yet tendered their shares are urged to consult their tax advisors to determine the particular tax consequences to them of not tendering their shares in the offer before it expires at 5:00 pm Eastern on October 2, 2014.

Any questions or requests for assistance in tendering to the offers may be directed to the Depositary and Paying Agent, CST Trust Company, at 1-866-271-6893 toll free in North America, or at 1-416-682-3860 outside of North America, or by e-mail at inquiries@canstockta.com, or to the Information Agent, CST Phoenix Advisors, at 1-866-822-1244 toll free in North America, or at 1-201-806-7301 outside of North America, or by e-mail at inquiries@phoenixadvisorscst.com.

Copies of the offer documents, directors’ circulars and any other documents relating to the offers may be obtained free of charge upon request to the Depositary or the Information Agent or under Bell Aliant’s and Prefco’s SEDAR profiles at www.sedar.com. Holders whose common or preferred shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such nominee for assistance in depositing their common shares or preferred shares to the offers.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the timing of payment for common shares and preferred shares tendered to the offers, the timing for the listing of the BCE preferred shares to be issued pursuant to the preferred share offer and the timing and completion of any compulsory acquisition or subsequent acquisition transaction. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of September 22, 2014 and, accordingly, are subject to change after such date. Except as may be required by applicable Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

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For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE’s 2014 second quarter MD&A dated August 6, 2014 and BCE’s news release dated July 23, 2014 announcing BCE’s intention to privatize Bell Aliant, filed with the Canadian securities regulatory authorities and with the SEC, and which are also available on BCE’s website at BCE.ca.

Notice to U.S. Security Holders

The common share offer and the subsequent acquisition transaction for the remaining preferred shares of Prefco, referred to above, are for the securities of Canadian companies. The common share offer and the subsequent acquisition transaction are subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with International Financial Reporting Standards, which differ from GAAP, and thus may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since BCE is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a Canadian company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that BCE or its affiliates may purchase securities otherwise than under the common share offer and subsequent acquisition transaction, such as in open market or privately negotiated purchases. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities of BCE, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. BCE has filed a Registration Statement on Form F-8 with the SEC in respect of the common share offer which contains the common share offer and circular and will include the notice of extension thereof. BCE has submitted a Form CB to the SEC in connection with the preferred share offer that includes the preferred share offer and circular and will include information relating to the meeting of preferred shareholders of Prefco to approve the subsequent acquisition transaction. This press release is not a substitute for the Registration Statement or the Form CB or any other documents that BCE may file with the SEC or has sent or may send to shareholders in connection with the common share offer or the subsequent acquisition transaction for the remaining preferred shares of Prefco. BEFORE MAKING ANY DECISIONS IN RESPECT OF THE COMMON SHARE OFFER OR THE SUBSEQUENT ACQUISITION TRANSACTION FOR REMAINING PREFERRED SHARES, SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT OR FORM CB AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER OR SUBSEQUENT ACQUISITION TRANSACTION BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SUCH TRANSACTIONS. You will be able to obtain a free copy of the Registration Statement, the Form CB and other filings containing information about BCE, at the SEC’s website site, www.sec.gov.

About Bell Aliant

Bell Aliant is one of North America’s largest regional communications providers and the first company in Canada to cover an entire city with fibre-to-the-home (FTTH) technology with its FibreOP™ services. Through its operating entities, it serves customers in six Canadian provinces with innovative information, communication and technology services, including voice, data, Internet, video and value-added business solutions. Bell Aliant’s employees deliver the highest quality of customer service, choice and convenience. For more information, please visit BellAliant.ca.

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About BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell Canada and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

Bell Let’s Talk promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

BCE

Jean Charles Robillard

(514) 870-4739

jean_charles.robillard@bell.ca

Bell Aliant

Jennifer MacIsaac

(902) 225-3704

jennifer.macIsaac@bellaliant.ca

Investor inquiries:

BCE

Investor Relations

Toll-free: (800) 339-6353

investor.relations@bce.ca

Bell Aliant

Zeda Redden

Toll-free: (877) 487-5726

zeda.redden@bellaliant.ca

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